================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 11-K


                                 ANNUAL REPORT


        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1999

                        Commission File Number 001-04601

                                _______________

                               CAMCO THRIFT PLAN
                            (Full title of the plan)

                                _______________


                              SCHLUMBERGER LIMITED
          (Name of issuer of the securities held pursuant to the plan)

  42, RUE SAINT-DOMINIQUE         277 PARK AVENUE                    PARKSTRAAT 83
    PARIS, FRANCE 75007       NEW YORK, NY 10172-2066     THE HAGUE, THE NETHERLANDS 2514 JG
     (33-1) 4062-1000             (212) 350-9400                    (31-70) 310-5447
           (Addresses, including zip codes, and telephone numbers,
          including area codes, of issuer's principal executive offices)

================================================================================

                               CAMCO THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                              ____________________


                              FINANCIAL STATEMENTS

                                                                         Page
                                                                         ----
     Independent Auditors' Report.....................................      1

     Statements of Net Assets Available for Benefits,
          December 31, 1999 and 1998..................................      2

     Statement of Changes in Net Assets Available for Benefits with
          Fund Information, Year Ended December 31, 1999..............      3

     Notes to Financial Statements....................................      5

                               ----------------

                             SUPPLEMENTAL SCHEDULES

     Schedule of Assets Held for Investment Purposes at End of Year,
          December 31, 1999...........................................     10

     Schedule of Reportable Transactions, Year Ended
          December 31, 1999...........................................     11

     All other schedules are omitted because they are not applicable, not required or the information is included in the Notes to Financial Statements.
                              ____________________


                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                              CAMCO THRIFT PLAN


                              BY     /s/ J. CHRISTOPHER HOLLAND
                                ------------------------------------
                                      J. Christopher Holland
                                   Secretary, Administrative Committee

Date:  June 20, 2000

                          INDEPENDENT AUDITORS' REPORT


To the Retirement Plan Committee of the
Camco Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Camco Thrift Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Camco Thrift Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                              /s/ LARKIN, ERVIN & SHIRLEY, L.L.P.

Houston, Texas
June 20, 2000

                               CAMCO THRIFT PLAN
                Statements of Net Assets Available for Benefits
                                  December 31

                                                                      1999                          1998
                                                              ------------------            ------------------
                         Assets
Investments:
  At fair value -
    Registered investment company shares:
      AXP International Fund                                  $        3,380,946            $        2,862,437
      AXP New Dimensions Fund                                         39,757,745                    33,372,154
      AXP Mutual Fund                                                  8,525,930                     9,973,266
      AXP Federal Income Fund                                         17,304,202                    21,336,933
      AIM Constellation Fund                                           3,123,706                     1,987,407
    Schlumberger Stock Fund                                            5,842,585                     3,806,231
    Participant notes receivable                                       6,455,598                     6,890,466
                                                              ------------------            ------------------
                                                                      84,390,712                    80,228,894
                                                              ------------------            ------------------
  At contract value -
      AET Equity Index Fund I                                         15,976,063                    13,935,694
      AET Income Fund II                                              25,777,393                    25,562,380
                                                              ------------------            ------------------
                                                                      41,753,456                    39,498,074
                                                              ------------------            ------------------
      Total investments                                              126,144,168                   119,726,968
Other assets                                                                   -                             -
                                                              ------------------            ------------------
      Total assets                                                   126,144,168                   119,726,968
                  Liabilities
Total liabilities                                                              -                             -
                                                              ------------------            ------------------
      Net assets available for benefits                       $      126,144,168            $      119,726,968
                                                              ==================            ==================



                     The accompanying notes are an integral
                      part of these financial statements.

                               CAMCO THRIFT PLAN
           Statement of Changes in Net Assets Available for Benefits
                             with Fund Information
                      For the Year Ended December 31, 1999


                                             AXP          AXP New           AXP            AXP           AIM
                                        International   Dimensions         Mutual         Federal    Constellation
                                            Fund          Fund              Fund        Income Fund      Fund
                                         ------------   ----------      -----------     -----------  -------------
Additions
Additions to net assets attributed to:
  Investment income
    Net appreciation/(depreciation) in
     fair value of investments           $  584,555    $   7,602,617    $  (127,382)    $(1,106,547)   $  697,833
  Interest                                        -                -              -               -             -
  Dividends                                 472,322        2,260,726        805,552       1,336,581       239,486
                                         ----------    -------------    -----------     -----------    ----------
                                          1,056,877        9,863,343        678,170         230,034       937,319
                                         ----------    -------------    -----------     -----------    ----------
 Contributions
  Participants'                             302,424        2,079,570        629,357         942,327       156,372
  Employer's                                 64,367          458,948        139,732         275,702        35,876
                                         ----------    -------------    -----------     -----------    ----------
                                            366,791        2,538,518        769,089       1,218,029       192,248
                                         ----------    -------------    -----------     -----------    ----------
     Total additions                      1,423,668       12,401,861      1,447,259       1,448,063     1,129,567
                                         ----------    -------------    -----------     -----------    ----------
Deductions
Deductions from net assets
 attributable to:
 Benefits paid to participants              329,204        5,274,329      1,688,860       4,093,123       384,533
 Administrative expenses                        873            6,429          2,104           5,380           378
                                         ----------    -------------    -----------     -----------    ----------
     Total deductions                       330,077        5,280,758      1,690,964       4,098,503       384,911
                                         ----------    -------------    -----------     -----------    ----------
Net increase/(decrease) prior to
 transfers                                1,093,591        7,121,103       (243,705)     (2,650,440)      744,656

Transfers to/(from) affiliates' plans             -          (76,032)       (38,893)          9,619             -

Interfund transfers                        (575,082)        (659,480)    (1,164,738)     (1,391,910)      391,643
                                         ----------    -------------    -----------     -----------    ----------
Net increase/(decrease)                     518,509        6,385,591     (1,447,336)     (4,032,731)    1,136,299

Net assets available for benefits:
 Beginning of year                        2,862,437       33,372,154      9,973,266      21,336,933     1,987,407
                                         ----------    -------------    -----------     -----------    ----------
 End of year                             $3,380,946    $  39,757,745    $ 8,525,930     $17,304,202    $3,123,706
                                         ==========    =============    ===========     ===========    ==========

                     The accompanying notes are an integral
                      part of these financial statements.

                               CAMCO THRIFT PLAN
           Statement of Changes in Net Assets Available for Benefits
                             with Fund Information
                      For the Year Ended December 31, 1999

                                                    AET              AET
                                                 Equity Index       Income       Schlumberger   Participant
                                                    Fund I          Fund II       Stock Fund       Notes          Total
                                                ---------------  ------------    ------------   ----------    --------------
Additions
Additions to net assets attributed to:
  Investment income
    Net appreciation/(depreciation) in
     fair value of investments                     $ 2,752,885    $ 1,421,307    $ 1,390,360    $        -     $ 13,215,628
    Interest                                                 -              -              -       493,797          493,797
    Dividends                                                -             16         47,635             -        5,162,318
                                                   -----------    -----------    -----------    ----------     ------------
                                                     2,752,885      1,421,323      1,437,995       493,797       18,871,743
                                                   -----------    -----------    -----------    ----------     ------------
    Contributions
      Participants'                                    959,659      1,222,784        448,720             -        6,741,213
      Employer's                                       205,528        310,001         94,474             -        1,584,628
                                                   -----------    -----------    -----------    ----------     ------------
                                                     1,165,187      1,532,785        543,194             -        8,325,841
                                                   -----------    -----------    -----------    ----------     ------------
        Total additions                              3,918,072      2,954,108      1,981,189       493,797       27,197,584
                                                   -----------    -----------    -----------    ----------     ------------
  Deductions
  Deductions from net assets attributable to:
    Benefits paid to participants                    2,285,142      5,051,841        594,550       909,570       20,611,152
    Administrative expenses                              2,878          6,790          1,161             -           25,993
                                                   -----------    -----------    -----------    ----------     ------------
        Total deductions                             2,288,020      5,058,631        595,711       909,570       20,637,145
                                                   -----------    -----------    -----------    ----------     ------------
   Net increase/(decrease) prior to transfers        1,630,052     (2,104,523)     1,385,478      (415,773)       6,560,439
   Transfers to/(from) affiliates' plans               (39,404)         9,582         (5,182)       (2,929)        (143,239)
   Interfund transfers                                 449,721      2,309,954        656,058       (16,166)               -
                                                   -----------    -----------    -----------    ----------     ------------
   Net increase/(decrease)                           2,040,369        215,013      2,036,354      (434,868)       6,417,200
  Net assets available for benefits:
    Beginning of year                               13,935,694     25,562,380      3,806,231     6,890,466      119,726,968
                                                   -----------    -----------    -----------    ----------     ------------
    End of year                                    $15,976,063    $25,777,393    $ 5,842,585    $6,455,598     $126,144,168
                                                   ===========    ===========    ===========    ==========     ============



                     The accompanying notes are an integral
                      part of these financial statements.

                               CAMCO THRIFT PLAN
                         Notes to Financial Statements
                               December 31, 1999



NOTE 1 - DESCRIPTION OF THE PLAN

The Camco Thrift Plan (the "Plan"), a defined contribution plan, was established on February 1, 1975. It covers substantially all domestic employees and certain employees in foreign service of Camco International Inc. (the "Company"). The Company is a wholly owned subsidiary of Schlumberger Technology Corporation ("STC") which, in turn, is a wholly owned subsidiary of Schlumberger Limited ("Schlumberger"). Schlumberger maintains the Schlumberger Well Services Savings and Profit Sharing Plan (the "SWS Plan") that is a defined contribution plan similar to the Plan and expects to merge the Plan into the SWS Plan before the end of 2000. Nevertheless, the Company has reserved the right to terminate the Plan at any time by resolution of the board of directors.

The following description of the Plan and Plan Amendments is provided for general purposes only. Participants should refer to the Plan Document, as amended, for more complete information.

General

Administration of the Plan is conducted by a committee consisting of no less than three members appointed by the board of directors of the Company. The board of directors has appointed two employees of Schlumberger as Trustees for the Plan. American Express Trust Company ("American Express") is asset custodian and record keeper for the Plan.

Eligibility and Vesting

Employees are eligible to participate in the Plan after completing one hour of service. Participants are fully vested in their contributions and the related earnings/losses. Participants vest in Company matching contributions and related earnings/losses at 20% per year, becoming fully vested after five years of service. In the event the Plan is partially or completely terminated, all participants will become 100% vested in their account balances.

Contributions

Participants may elect to defer from 1% to 15% of their compensation on a pre-tax basis, subject to maximum annual contributions of $10,000, and have the Company contribute to the Plan on their behalf the amount so deferred. After-tax contributions of up to 10% of compensation are also permitted. The Company makes matching contributions of 50% of participants' pre-tax contributions up to a maximum contribution amount of $1,500 per year.

Expenses

The accounts of participants are charged fees of $2.50 per quarter, which are applied to the cost of administering the Plan. Transaction fees are also charged for participant loans, withdrawals and distributions. The Company has paid all administrative expenses in excess of these fees.

Withdrawals

Company matching contributions made before January 1, 1983, and all after-tax contributions may be withdrawn by participants by making written application to the Plan's record keeper. Company matching contributions made after December 31, 1982, pre-tax contributions and rollover contributions may be withdrawn after the participant has attained age 59-1/2 or if the participant suffers an immediate and heavy financial hardship that cannot be satisfied from other reasonably available resources. Additionally, Company matching contributions may be withdrawn only if they have been credited to a participant's account for more than two years. No more than one withdrawal may be made during any calendar quarter.

Loans

Participants may borrow a portion of their account balance to relieve a financial hardship or for any other suitable purpose. Loan amounts are limited in accordance with a formula based on 50% of the present value of a participant's vested account balance, not to exceed $50,000. Loans must be repaid within five years and are secured by the participant's account balance.

Forfeitures

Participants who terminate employment forfeit the non-vested portion of their account. Forfeited amounts will be restored for former participants who resume employment if they repay, within five years, the full amount of termination distribution they received. Amounts forfeited are used first to restore accounts, as above, and then to reduce Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting in compliance with generally accepted accounting principles. Certain reclassifications have been made to prior year balances to conform to current year financial statement presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments in registered investment companies (mutual funds) are valued at quoted market prices. American Express Trust Equity Index Fund I and American Express Trust Income Fund II are collective trusts stated at contract value. Units of the Schlumberger Stock Fund, invested primarily in common stock of Schlumberger, but also in cash or cash equivalents to provide liquidity, are valued using quoted market prices for the common stock.

NOTE 3 - INVESTMENT PROGRAMS

Participants may invest their account balances and all contributions made to their accounts in the investment choices described below. Investments may be made in one or more of the funds in 1% increments and choices may be changed any business day. The number of participants investing in each fund at December 31, 1999, is shown parenthetically.

     AXP International Fund (341 participants)

          A specialty growth fund for aggressive investors whose objective is long-term growth of capital that invests in common stocks of foreign companies.

     AXP New Dimensions Fund (1,073 participants)

          A growth fund for aggressive investors whose objective is long-term growth of capital that invests in a portfolio of company stocks in which powerful economic and/or technical changes may take place.

     AXP Mutual Fund (586 participants)

          A growth and income fund for investors with moderate tolerance for risk whose objective is balance of growth of capital and current income that invests in a portfolio of common and preferred stocks and bonds.

     AXP Federal Income Fund (918 participants)

          An income fund for conservative investors whose objective is current income and preservation of capital that invests in a portfolio of
          U. S. government and government agency securities.

     AIM Constellation Fund (186 participants)

          A growth fund for aggressive investors whose objective is capital appreciation primarily through investments in common stocks with emphasis on medium-sized and smaller emerging growth companies.

     American Express Trust Equity Index Fund I (743 participants)

          A growth fund for aggressive investors whose objective is to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Index that employs a passive portfolio structuring and stock selecting strategy by investing primarily in common stocks of the S&P 500 Index.

     American Express Trust Income Fund II (1,026 participants)

          A stable capital fund for conservative investors whose objective is to preserve principal and income while maximizing current income that invests in investment contracts and stable value contracts.

     Schlumberger Stock Fund (500 participants)

          A stock fund for aggressive investors whose objective is growth of capital and dividend income that invests in Schlumberger common stock. Participants may invest no more than 25% of their account balances and/or contributions in this fund.

NOTE 4 - REGULATORY STATUS OF THE PLAN

In a determination letter dated February 19, 1998, the Internal Revenue Service stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the trust established thereunder was entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Company matching contributions will not be required to be included in participants' taxable income until they are distributed to the participants. The Plan is also in compliance with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

NOTE 5 - SUBSEQUENT EVENTS

Pursuant to Schlumberger's intent to merge the Plan into the SWS Plan, the board of directors adopted resolutions effective January 1, 2000, to conform significant provisions of the Plan to the SWS Plan. The resolutions (i) prohibit further after-tax contributions, (ii) prohibit further investments in the Schlumberger Stock Fund on and after March 1, 2000, (iii) provide for separate profit sharing, basic matching and supplemental matching contributions to different employee groups under the Plan and allocations within those groups,
(iv) limit Plan loans to one loan outstanding at a time for any participant, with exceptions for Plan loans outstanding on December 31, 1999, (v) prohibit special compensation deferral arrangements, and (vi) conform the substance of the following Plan provisions to the SWS Plan: (a) the definition of compensation on which employee deferral and employer contributions are based,
(b) the percentage limit a highly compensated employee may contribute to the Plan on a pre-tax basis, (c) the eligibility for, amount of and allocation of employee contributions, basic matching contributions, supplemental matching contributions and profit sharing contributions, (d) the percentage vesting schedule (for employees hired on and after January 1, 2000), (e) the minimum required distribution provisions, (f) the provisions for the automatic cash-out of small benefits, (g) the administrations provisions and claims/appeal provisions and (h) the normal retirement age provisions.

On December 31, 1999, Schlumberger announced the completion of the spin-off of its offshore contract drilling business, Sedco Forex, to its stockholders and the subsequent merger of Sedco Forex and Transocean Offshore Inc., which changed its name to Transocean Sedco Forex Inc. ("Transocean") following the merger. In the spin-off, Schlumberger stockholders received one share of Sedco Forex for each share of Schlumberger owned on the record date of December 20, 1999. In the merger, each Sedco Forex share was exchanged for 0.1936 ordinary share of Transocean. Stockholders received cash for fractional shares. In early 2000, the Transocean Stock Fund was established to hold the Transocean shares that the Schlumberger Stock Fund received from the spin-off and merger. Participants who held investments in the Schlumberger Stock Fund were apportioned units of the Transocean Stock Fund in the ratio of the number of units of the Schlumberger Stock Fund they held to the total number of units in the Schlumberger Stock Fund. As with the Schlumberger Stock Fund, further investments in the Transocean Stock Fund have been prohibited.

                              Schedule H, Line 4i
         Schedule of Assets Held for Investment Purposes At End of Year
                               Camco Thrift Plan
                           EIN:  13-3517570; P/N 001
                               December 31, 1999


                                           (c)
                                  Description of investment
               (b)                 including maturity date,
        Identity of issue,             rate of interest,                                        (e)
       borrower, lessor, or           collateral, par or                 (d)                  Current
(a)      similar party                  maturity value                   Cost                  value
---    --------------------       -------------------------           -----------           -----------------

       Participant loans          7.0% - 12.0% interest               $         -            $  6,455,598

                                  Employer common stock
       Schlumberger Stock Fund           271,256 units                  5,027,571               5,842,585

                                  Common/collective trusts:
       AET Equity Index Fund I           378,957 shares                11,718,446              15,976,063

       AET Income Fund II               1,321,105 shares               22,828,157              25,777,393

                                  Registered investment
                                  companies:
       AXP International Fund            237,760 shares                 2,995,537               3,380,946

       AXP New Dimensions Fund          1,110,241 shares               27,625,622              39,757,745

       AXP Mutual Fund                   671,862 shares                 9,011,303               8,525,930

       AXP Federal Income Fund          3,635,337 shares               18,315,114              17,304,202

       AIM Constellation Fund            77,110 shares                  2,472,100               3,123,706
                                                                      -----------            ------------
                                                                      $99,993,850            $126,144,168
                                                                      ===========            ============

                              Schedule H, Line 4j
                      Schedule of Reportable Transactions
                               Camco Thrift Plan
                           EIN:  13-3517570; P/N 001
                      For the Year Ended December 31, 1999


      (a)                                                        (c)                    (d)                  (i)
  Identity of                       (b)                        Purchase               Selling              Net gain
party involved               Description of asset                price                 price               or (loss)
------------------------   -------------------------         ------------           -----------          -----------
                           Employer common stock
Schlumberger Stock Fund      107 purchases, 113 sales         $ 2,125,020           $ 1,610,589          $  375,614

                           Common/collective trusts:
AET Equity Index Fund I      109 purchases, 124 sales           2,986,546             3,637,886             588,837

AET Income Fund II            99 purchases, 149 sales           9,239,389            10,187,871           1,990,774

                           Registered investment
                           companies:
AXP International Fund       102 purchases, 117 sales           2,537,380             2,599,687             187,126

AXP New Dimensions Fund      111 purchases, 144 sales           9,818,987            10,889,751           4,521,476

AXP Mutual Fund               81 purchases, 150 sales           1,999,924             3,275,922              56,313

AXP Federal Income Fund      262 purchases, 164 sales           4,634,621             7,478,910            (185,309)

AIM Constellation Fund       111 purchases,   68 sales          2,069,999             1,624,387             180,600
                                                              -----------           -----------          ----------
                                                              $35,411,866           $41,305,003          $7,715,431
                                                              ===========           ===========          ==========

                                 EXHIBIT INDEX

Exhibit
  No.                            Description
-------                          -----------

  23         -- Consent of Larkin, Ervin & Shirley, L.L.P.